American Express Company

Three World Financial Center

200 Vesey Street

New York, New York 10285

March 6, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	American Express Company
Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of American Express Company (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, I am hereby electronically filing the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including all exhibits.

In accordance with Instruction D.(3) of the General Instructions to Form 10-K, please note that the financial statements contained in the enclosed report reflect:

•	Discontinued operations presentation of the Company’s wholly owned subsidiary, Ameriprise Financial, Inc, which was spun-off to shareholders, and certain other dispositions;

•	A realigned segment presentation to reflect the spin-off of Ameriprise, resulting in the following new segments: U.S. Card Services, International Card & Global Commercial Services, Global Network & Merchant Services, and Corporate & Other; and

•	Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), under which the Company adopted the fair value recognition provisions for stock-based awards using the modified prospective application as of July 1, 2005.

Very truly yours,

/s/ Harold E. Schwartz

Harold E. Schwartz

Group Counsel